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                               April 23, 2021

       Dominic Colvin
       Chief Executive Officer
       CannaPharmaRx, Inc.
       888     3rd Street SW, Suite 3600
       Calgary, Alberta, Canada T2P 5C5

                                                        Re: CannaPharmaRx, Inc.
                                                            Post-Effective
Amendment No. 2 to the Registration Statement on Form S-1
                                                            Filed April 21,
2021
                                                            File No. 333-251016

       Dear Mr. Colvin:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Registration Statement on Form S-1

       Selling Security Holders, page 29

   1.                                                   We note from Exhibits
10.8 and 10.9 filed with the post-effective amendment that the shares sold to BHP
Capital and Silverback Capital were issued under purchase agreements that were entered into
after your original resale registration statement was declared effective. Please
provide us with your analysis as to how the addition of the shares being offered for resale by
these entities is not the registration of additional securities or revise to remove these
securities from your post-effective amendment. Refer to Securities Act
                                                        Rule 413 and, for
additional guidance, to Question 210.01 of the Securities Act Rules
                                                        Compliance and
Disclosure Interpretations available on our website.
 Dominic Colvin
FirstName   LastNameDominic Colvin
CannaPharmaRx,    Inc.
Comapany
April       NameCannaPharmaRx, Inc.
       23, 2021
April 223, 2021 Page 2
Page
FirstName LastName
Exhibits and Financial Statement Schedules, page II-4

2. Please file an auditor's consent as an exhibit as required by Regulation S-K Item
         601(b)(23).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Joshua Brinen, Esq.